FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                 For the period of May 6, 2005 to June 6, 2005

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 23 May, 2005 announcing Holding(s) in Company
2.  News release dated 25 May, 2005 announcing Results of the AGM

Enclosure No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Vernalis plc

2. Name of shareholder having a major interest
Morley Fund Management Limited (a subsidiary of Aviva plc) and Aviva plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


BNY Norwich Union Nominees Ltd                                       1,237,839
Chase GA Group Nominees Ltd                                          3,122,011
Chase Nominees Ltd                                                     275,100
CUIM Nominee Ltd                                                     1,303,289


5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
113,591

8. Percentage of issued class
0.06%

9. Class of security
Ordinary 5p shares

10. Date of transaction
19th May 2005

11. Date company informed
23rd May 2005

12. Total holding following this notification
5,938,239

13. Total percentage holding of issued class following this notification Less than 3%

14. Any additional information

15. Name of contact and telephone number for queries
Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification
Tony Weir, Chief Financial Officer

Date of notification
23rd May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2


                                  VERNALIS PLC

           RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 25 MAY 2005

Vernalis plc announces that all resolutions proposed to shareholders at its Annual General Meeting held today were duly passed.

All resolutions were approved on a show of hands. The number of proxy votes received for each resolution is set out below.


                Resolution                          For (including                Against*            Withheld
                                                discretionary votes)*
Ordinary Resolution

1.   To receive the audited accounts and       120,474,302    (99.99%)       12,004      (0.01%)       109,361
     related reports of the Directors and
     auditors

2.   To approve the remuneration report        112,127,184    (92.99%)    8,458,259      (7.01%)        10,224

3.   To re-elect as a Director                 120,535,302    (99.95%)       57,096      (0.05%)         3,269
      Ms C C Ferguson

4.   To re-elect as a Director                 120,562,659    (99.98%)       24,701      (0.02%)         8,307
      Dr J B Hutchison

5.   To re-elect as a Director Dr P R Read     120,554,341    (99.97%)       32,588      (0.03%)         8,738

6.   To re-elect as a Director                 120,547,791    (99.97%)       41,250      (0.03%)         6,626
      Mr K J Merrifield

7.   To elect as a Director Mr J A D           120,557,063    (99.98%)       30,070      (0.02%)         8,534
     Slater

8.   To re-appoint PricewaterhouseCoopers      120,436,779    (99.88%)      150,233      (0.12%)         8,655
     LLP as auditors and to authorise the
     Directors to determine their remuneration

9.   To authorise the Directors to allot       120,487,416    (99.93%)       82,674      (0.07%)        25,577
     relevant securities

Special Resolution

10   To authorise the Directors to allot       120,491,881    (99.93%)       88,848      (0.07%)        14,938
     equity securities for cash

*NB: Percentage of votes cast excludes withheld votes



Enquiries:

Vernalis plc                                               +44 (0)118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                            +44 (0)20 7404 5959
Jon Coles / Wendel Verbeek

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: June 6, 2005                                 Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer